

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

> **Re: Pride International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed April 9, 2008**
> **Response Letter Dated December 16, 2008**
> **File No. 1-13289**

Dear Mr. Voegele:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant